
ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States


10015017

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-106
Fax: +49 36 41/ 220-117
e-mail: p.kofler@meditec.zeiss.com

Division/Dept.: Investor Relations
Your contact: Patrick Kofler

Our ref.: PKo/LFi
Date: 2009-12-14

SUPPL

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press Release	2009-12-14

Best regards,

Carl Zeiss Meditec AG
i.V. i.A.

Patrick Kofler
Director Investor Relations

Lydia Fischer
Assistant Investor Relations

Chairman of the Supervisory Board:
Dr. Markus Guthoff

Board of Management:
Dr. Michael Kaschke, President and CEO
Ulrich Krauss
Dr. Ludwin Monz

Address of Record:
Goeschwitzer Str. 51-52
07745 Jena, Germany
Tel.: +49 36 41 220-0

Address for Delivery:
Carl Zeiss Meditec AG
Carl-Zeiss-Promenade 10
07745 Jena, Germany

Commercial Register:
Local Court Jena HRB 205623
VAT-ID. No. DE 811 922 737
WEEE-Reg.-Nr. DE55298748

Deutsche Bank Jena
Account: 624536900 (BIC 820 700 00)
S.W.I.F.T.-Code: DEUT DE 8E
IBAN: DE90820700000624536900

Dresdner Bank Jena
Account: 343424200 (BIC 820 800 00)
S.W.I.F.T.- Code: DRES DE FF 825
IBAN: DE12820800000343424200

Commerzbank Jena
Account: 258072800 (BIC 820 400 00)
S.W.I.F.T.- Code: COBADEFFXXX
IBAN: DE31820400000258072800



CARL ZEISS MEDITEC

Carl Zeiss Meditec closes financial year on a high

Revenue increases by 6.6% in financial year 2008/2009 – EBIT margin climbs to 11.9% – Operative cash flow up by 60%

(Jena, 14 December 2009) The medical technology provider Carl Zeiss Meditec closed its financial year (end: 30 September 2009) on a high. In spite of difficult general conditions, the Company increased its revenue and earnings. The Company's excellence programme RACE 2010, which was implemented in summer 2008, was an important driver of this positive trend.

Carl Zeiss Meditec generated consolidated revenue of EUR 640.1 million in financial year 2008/2009, compared with EUR 600.1 million the previous year. Earnings before interest and tax (EBIT) increased by 11.5% in the reporting period to EUR 76.1 million (previous year: EUR 68.2 million). The EBIT margin increased accordingly, from 11.4% in the previous year to 11.9% in financial year 2008/2009. Cash flow from operating activities rose by as much as 60% to EUR 87.4 million. The results achieved in financial year 2008/2009 thus validate the Company's policy of focusing on sustainable growth. The Supervisory Board and Management Board shall therefore propose to the Annual General Meeting 2010 a dividend of EUR 0.18.

"I would like to thank in particular our dedicated and competent employees around the world, without whose ideas and extraordinary commitment this successful financial year would not have been possible. Many of our customers are impressed to see the passion with which our employees work day after day to find solutions for the hospital and medical practice environment," says Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec AG.

Regionally, the Company achieved its highest growth rates in the "Asia/Pacific" region in financial year 2008/2009, where growth was 21.1%. The "Americas" region continues to account for the largest share of revenue, generating 35.6%.

Pressemitteilung



CARL ZEISS MEDITEC

The strategic business units Ophthalmic Systems and Microsurgery increased their revenue in financial year 2008/2009 by 9.0% and 3.8%, respectively. The strength of the US dollar and the Japanese yen against the euro had a positive effect on both these business units in the first half of the year. Revenue in the Surgical Ophthalmology SBU grew by 6.8%.

Dr. Michael Kaschke explains: "This growth also highlights that we used the last year successfully to fully integrate our acquired units. This was an important step, as it is only after integration that the full value of acquisitions can be realised. Carl Zeiss Meditec is now ready for new opportunities and is actively searching for them."

The Company's equity ratio was 71.6% as of 30 September 2009 (30 September 2008: 70.0%). Net cash amounted to EUR 252.0 million at the end of the financial year (30 September 2008: EUR 210.4 million).

"Our professed aim is to achieve sustainable, profitable growth. We are continuously working towards this goal with our RACE 2010 programme. We expect revenue growth in financial year 2009/2010 to again be at least on a par with market growth. We aim to at least maintain our already very good operating profitability (EBIT margin), without foregoing necessary investments, in order to ensure continuous growth in value-added for the Company," emphasised Dr. Kaschke.

Pressemitteilung



CARL ZEISS MEDITEC

Revenue by strategic business unit

Figures in EUR '000	Financial year 2007/2008	Financial year 2008/2009	Change from previous year
Ophthalmic Systems	285,010	310,788	9.0%
Surgical Ophthalmology	73,990	79,036	6.8%
Microsurgery	241,190	250,265	3.8%

Revenue by region

Figures in EUR '000	Financial year 2007/2008	Financial year 2008/2009	Change from previous year
Germany	54,797	56,413	2.9%
EMEA	194,105	188,320	-3.0%
Americas	212,767	227,674	7.0%
Asia / Pacific	138,522	167,682	21.1%

Pressemitteilung


ZEISS

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The company supplies innovative technologies and application-oriented solutions designed to help doctors improve the quality of life of their patients. It provides complete packages of solutions for the diagnosis and treatment of eye diseases - including implants and consumable materials.

The company creates innovative visualisation solutions in the field of microsurgery. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies such as intraoperative radiation therapy.

In the financial year 2008/2009 (30 September) the 2,100 employees generated revenue of approximately EUR 640 million. The head office of Carl Zeiss Meditec is in Jena, Germany. The company has subsidiaries in Germany and abroad; more than 50 percent of its employees are based in the USA, Japan, Spain and France.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently managed business units of Carl Zeiss AG operate in the future-oriented markets of "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". The head office of Carl Zeiss AG is in Oberkochen, Germany.

Further information: http://www.meditec.zeiss.de

Contact
Carl Zeiss Meditec AG

Investor relations
Patrick Kofler
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 06
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Corporate Communications
Eva Sesselmann
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 3 31
Fax: +49 (0) 36 41 - 2 20 - 1 12

E-mail: press@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Pressemitteilung